April 19, 2012

VIA EDGAR

Kevin Woody, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Extra Space Storage Inc.

Form 10-K for Year Ended December 31, 2011

Filed on February 29, 2012

File No. 001-32269

Dear Mr. Woody:

This letter represents Extra Space Storage Inc.’s response to the Staff’s comment letter dated April 10, 2012.  The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

The Company acknowledges the following in regard to its filings:

1.               the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.               the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2011

Item 1.  Business

Long-Term Growth and Investment Strategies

Acquire self-storage properties…(page 5)

1.               We note that you acquired 55 properties during 2011. In future Exchange Act periodic reports, please discuss any material trends related to acquisitions, such as yields on recent acquisitions, target yields on future acquisitions and amount of potential acquisitions available, which may impact the extent to which you may be able to generate external FFO growth. To the extent you provide yield information, please disclose how you calculate yield for these purposes.

Company response:  In response to the Staff’s comment, the Company will discuss any material trends related to acquisitions in future Exchange Act periodic reports.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.               In future Exchange Act periodic reports, please expand your MD&A to discuss the relationship between your stabilized portfolio average rents and your rents on new leases, as adjusted for discounting. Please also discuss any material trends in the degree to which discounts have been provided on new leases in the reporting period as compared to prior periods.

Company response:  In response to the Staff’s comment, the Company will expand our MD&A to discuss the relationship between our stabilized portfolio average rents and our rents on new leases as adjusted for discounting in future Exchange Act periodic reports.  We will also discuss any material trends in the degree to which discounts have been provided on new leases in the reporting period as compared to prior periods.

3.               In future Exchange Act periodic reports, please expand your MD&A to discuss any trends in existing customer renewal rates and existing customer rate increases (ECRI).

Company response:  In response to the Staff’s comment, the Company will expand our MD&A to discuss any trends in existing customer renewal rates and existing customer rate increases in future Exchange Act periodic reports.

Revenue and Expense Recognition, page 31

4.               Please revise future periodic filings to clarify what expenses are included in general and administrative expenses. Within your response, please provide an example of your proposed disclosure.

Company response:  In response to the Staff’s comment, the Company will clarify what expenses are included in general and administrative expenses in future periodic filings.  An example of our proposed disclosure is as follows:

General and administrative expenses include all expenses not directly related to the properties, including executive and other compensation, office expense, travel, professional fees and other such administrative items.  These expenses are recognized as incurred.

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

Revenues, page 33

5.               In future Exchange Act periodic reports, please provide more detailed disclosure regarding the relative contribution of occupancy changes and rental rate changes in stabilized properties to period to period changes in your revenue.

Company response:  In response to the Staff’s comment, the Company will provide more detailed disclosure regarding the relative contribution of occupancy changes and rental rate changes in stabilized properties to period to period changes in our revenue in future Exchange Act periodic reports.

General and Administrative, page 34

6.               In future Exchange Act periodic reports please provide more detailed disclosure regarding any material trends related to G&A expenses, such as payroll and taxes.

Company response:  In response to the Staff’s comment, the Company will provide more detailed disclosure regarding any material trends related to G&A expenses in future Exchange Act periodic reports.

Same Store Property Results, page 40

7.               In future Exchange Act periodic reports please consider breaking out rental revenue and tenant reinsurance income to highlight the drivers of any changes in same store revenue.  In addition, please provide more detailed disclosure regarding the relative contribution of occupancy changes and rental rate changes in same store properties on your same store rental revenue.

Company response:  In response to the Staff’s comment, the Company will consider breaking out rental revenue and tenant reinsurance income to highlight the drivers of any changes in same store revenue.  In addition, we will provide more detailed disclosure regarding the relative contribution of occupancy changes and rental rate changes in same store properties on our same store rental revenue in future Exchange Act periodic reports.

Consolidated Statements of Operations, page 50

8.               We note that you have included cash dividends paid per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Company response:  In response to the Staff’s comment, the Company has reviewed the guidance in paragraph 260-10-45-4 of the FASB Accounting Standards Codification and notes that the inclusion of cash dividends paid per common share on the face of our Consolidated Statements of Operations does not comply with the stated guidance.  As such, the Company will present cash dividends paid per common share in the notes to our financial statements in our future annual filings.  In addition, the Company will continue to include cash dividends paid per common share on the face of our Condensed Consolidated Statement of Operations for our interim reporting, in accordance with Regulation S-X 10-01(b)(2).

Real Estate Assets, pages 56-57

9.               We note that you capitalize development costs incurred during the construction period. Please tell us and expand disclosures in future periodic filings to discuss when this construction period begins and ends. Reference is made to paragraph 835-20-25-3 to 5 of the Financial Accounting Standards Codification.

Company response:  As disclosed on pages 56-57 in Note 2. Real Estate Assets in our 2011 Form 10-K, direct and allowable internal costs associated with the development, construction, renovation, and improvement of real estate assets are capitalized.  Interest, property taxes and other costs associated with development incurred during the construction period are also capitalized.

In response to the Staff’s comment, the Company will expand our disclosures in future periodic filings to discuss when the construction period begins and ends, as follows:

The construction period begins when expenditures for the real estate assets have been made and activities that are necessary to prepare the asset for its intended use are in progress. The construction period ends when the asset is substantially complete and ready for its intended use.

Definitive Proxy on Schedule 14A filed April 9, 2012

Compensation Discussion and Analysis

Elements of Executive Officer Compensation and Benefits, page 17

10.         We note that Mr. Hass received a retention bonus upon the expiry of his employment agreement. In future Exchange Act periodic reports, please revise your disclosure here and by footnote to the Summary Compensation Table to detail this arrangement and quantify the amount of the bonus. Provide sample disclosure in your response.

Company response:  In response to the Staff’s comment, the Company will revise our disclosure in future Exchange Act periodic reports and footnote the Summary Compensation Table as applicable to clarify the arrangement related to Mr. Haas’ retention bonus.  We respectfully note that Mr. Haas’ retention bonus was entered into on February 21, 2012 and not in connection with the expiry of his employment agreement.  Accordingly, it was not required to be disclosed in our Definitive Proxy Statement on Schedule 14A filed on April 9, 2012.

The Company will include appropriate disclosure in our Definitive Proxy Statement on Schedule 14A to be filed in 2013, which will need to be taken in the context of the Compensation Discussion and Analysis as a whole with respect to Mr. Haas’ 2012 compensation.  Given that such disclosure has not yet been prepared, the following sets forth a sample of the type of disclosure the Company would expect to include regarding Mr. Haas’ retention bonus:

As Karl Haas is considered a key and valuable member of our management team, the C/N/G Committee established a retention bonus designed to retain Mr. Haas through at least 2013.  As a result, on February 21, 2012, the Company entered into a retention agreement with Mr. Haas, which provides that the Company will pay Mr. Haas a retention bonus of $1.2 million if he remains actively employed by the Company on a full-time basis on December 31, 2013, or if Mr. Haas’ employment is earlier terminated by the Company other than for “cause” or by Mr. Haas for “good reason”.  Mr. Haas may elect to receive the retention bonus in cash or in shares of the Company’s common stock.

We appreciate the time that you have taken to review our public filings.  Please contact me at 801-365-4482 if you have any questions.

Sincerely,

/s/ P. Scott Stubbs
P. Scott Stubbs
Executive Vice President
Chief Financial Officer

cc:	Ernst & Young LLP
Latham & Watkins LLP